Argosy Minerals Inc

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Quarter Ended March 31, 2006

(expressed in Canadian dollars)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Argosy Minerals Inc
(an Exploration stage company)
CONSOLIDATED BALANCE SHEETS
(unaudited - prepared by Management)
As At March 31, 2006 and December 31, 2005
(Expressed in Canadian Dollars)

	March 31, 2006	Dec. 31, 2005
ASSETS
Current Assets
Cash and cash equivalents	$3,300,378	$3,626,115
Accounts receivable and prepaids	21,654	26,389
	3,322,032	3,652,504

Office Equipment and Furniture	15,648	18,657
	$3,337,680	$3,671,161

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$143,327	$207,872

SHAREHOLDERS' EQUITY
Capital Stock
Authorised - unlimited
Issued - 95,969,105 common shares (2005: 95,969,105)	44,075,384	44,075,384

Deficit	(40,881,031)	(40,612,095)
	3,194,353	3,463,289
	$3,337,680	$3,671,161

APPROVED BY THE DIRECTORS

John Maloney, Director                            Cecil R. Bond, Director

ARGOSY MINERALS INC
(An Exploration Stage Corporation)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - Prepared by Management)
For the Three Months ended March 31, 2006 and 2005
	2006	2005
Income:
Interest revenue	$26,606	$25,706
Foreign Exchange loss	(989)	(326)
	25,617	25,380

Expenses:
Accounting and audit	1,500	15,528
Bank charges	600	1,607
Depreciation	3,009	3,040
Directors Fees	10,417	18,750
Insurance	3,244	14,406
Legal	3,116	27,763
Management and Consulting fees	141,765	62,665
Office	4,259	4,694
Project Assessment	22,029	28,481
Rent	13,440	16,869
Salaries and benefits	56,171	114,356
Shareholder communications	1,674	1,560
Telecommunications	3,823	1,469
Transfer agent and stock exchange	10,973	16,390
Travel	18,533	13,449

	294,553	341,027

Loss for the period	(268,936)	(315,647)

Deficit, beginning of period	(40,612,095)	(39,413,458)

Deficit, end of period	$(40,881,031)	$(39,729,105)

Basic & Diluted Loss per Common Share	$0.003	$0.003

Weighted Average Number of Common Shares Outstanding	95,969,105	95,969,105

ARGOSY MINERALS INC
(An Exploration Stage Corporation)

CONSOLIDATED CASH FLOW STATEMENTS
(Unaudited - Prepared by Management)
For the Three Months ended March 31, 2006 and 2005
	2006	2005
Cash Flows from Operating Activities
Loss for the period	$(268,936)	$(315,647)
Adjustments for
Depreciation	3,009	3,040
Foreign Exchange Loss	340	540

	(265,587)	(312,067)

Changes in Non-cash working capital
Decrease in accounts receivable & prepaid expenses	4,735	144,407
Increase/(Decrease) in accounts payable & accrued liabilities	(64,545)	56,695

Cash Flows from Operating Activities	(325,397)	(110,965)

Cash Flows from Financing Activities	-	-

Cash Flows from Investing Activities	-	-

Foreign Exchange Loss on Cash Held in Foreign Currency	(340)	(540)

Decrease in Cash & Cash Equivalents	(325,737)	(111,505)

Cash & Cash Equivalents at Beginning of Period	3,626,115	4,616,407

Cash & Cash Equivalents at End of Period	$3,300,378	$4,504,902

ARGOSY MINERALS INC

(An Exploration Stage Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

For the Three Months ended March 31, 2006 and March 31, 2005

1.

These consolidated financial statements have been prepared in accordance with Canadian GAAP and follow the same accounting policies and methods of their application as the most recent annual financial statements of the Corporation dated December 31, 2005 and should therefore be read in conjunction with those statements.  These notes do not include all of the information and disclosures required by Canadian GAAP for annual financial statements.

2.

Project assessment expenditures for the 3 months ended March 31, 2006 consist of the following:

Consulting Fees	$ 8,831
Travel	12,800
Other	398
$ 22,029

Argosy Minerals Inc.
Management Discussion and Analysis	For the quarter ended March 31, 2006

ARGOSY MINERALS INC

(the “Corporation”)

Management Discussion and Analysis

First Quarter Ended March 31, 2006

May 10, 2006

The selected consolidated financial information set out below and certain comments which follow are based on, and derived from, the consolidated financial statements of the Corporation, and should be read in conjunction with them.  The Management Discussion and Analysis has been prepared as at May 10, 2006.

Description of Business

Since incorporation the Corporation has been exclusively a natural resource Corporation engaged in exploration for precious metals, base metals and diamonds.  At this stage of its development the Corporation has no producing properties and, consequently, has no current operating income or cash flow.  The Corporation is a reporting issuer in British Columbia, Alberta and Ontario and trades on the Australian Stock Exchange under the symbol AGY.

Projects

LAC PANACHE – Nickel, Copper, Cobalt, Gold, Platinum Group Metals, Canada

A Perth geoscience consultancy has been contracted to provide a quotation for an IP geophysical survey over the Sawmill Bay Prospect area.

Sampling by earlier explorers at Sawmill Bay resulted in the discovery of anomalous concentrations of gold, platinum, palladium, copper and nickel in sulphide-bearing gabbroic rocks belonging to the Nipissing Gabbro.  As reported in the 2005 4th Quarter Report Argosy had collected a total of 45 grab samples of outcrop/subcrop along a 2.9 km long interval of the gabbro.  A central 1km length of strike in which 25 samples were collected returned 11 samples with greater than 0.2% copper (maximum of 0.59% copper), 5 with greater than 0.1% nickel (maximum of 0.17%), and 6 with greater than 1ppm platinum+palladium+gold (maximum of 2.213 ppm).  The planned geophysical program will target sulphide mineralisation to a depth of at least 200 metres within the higher grade 1km long zone.  The geophysical program is expected to start in the second Quarter.

FISH CREEK – Nickel, Copper, Cobalt, Gold, Platinum Group Metals, Canada

In early April, 2006 Argosy entered into an agreement to acquire a potential offset dike property (“Fish Creek”) in Nairn Township, 50km southwest of Sudbury.  Covering 2.88 km2 in area, the property consists of 2 claims containing a total of 18 claims units each 400m by 400m in area. Argosy can earn 100% of the project through staged cash payments totalling C$100,000 and completing staged work commitments over three years of C$21,600.  On production the vendor will retain a 3% net smelter return (“NSR”).  This NSR is subject to buy-back provisions.

Argosy Minerals Inc.
Management Discussion and Analysis	For the quarter ended March 31, 2006

The Fish Creek property is positioned over a possible southwest extension of the “Mystery Offset Dike” exposed some 10 km to the northeast.  The Mystery Offset Dike, currently being explored by Crowflight Minerals Inc., is described as being an extension of the Worthington Offset Dike on which Inco’s Totten deposit is located.  Inco has reported a probable ore reserve of 7.4 million tonnes grading 1.51% nickel, 2.10% copper and 4.9 g/t combined platinum, palladium and gold (“PPG”) at Totten.  Inco is currently studying the feasibility of new mine developments at Totten and also on another offset dike property, Kelly Lake, where Inco has reported a probable ore reserve of 5.9 million tonnes grading 2.07% nickel, 1.38% copper and 4.2 g/t PPG.

Offsets are dike-like bodies of quartz diorite that have been interpreted as infilling major fracture zones.  These dikes are known to occur both radiating from and concentric to the Sudbury Igneous Complex (“SIC”).  The 1.85 billion year old SIC, together with surrounding dike-hosted deposits, is described as the largest known concentration of nickel-copper sulphides in the world.  Inco’s current Copper Cliff North and Copper Cliff South mining operations are on a mineralised offset dike.

Initial work on the property, scheduled to commence in the second Quarter 2006, will consist of geological mapping and reconnaissance-scale sampling.

MUSONGATI – Nickel, Cobalt, Platinum Group Metals, Burundi

During the quarter ended 31st March 2006 Argosy received a report from a Perth metallurgical laboratory detailing the results of bottle roll acid leach tests performed on 2 samples of lateritic material from the Musongati lateritic nickel - cobalt deposit in Burundi.  The report is being considered and the Corporation will, in due course, advise on any further matters it considers significant.

Outlook

Existing Projects

Lac Panache and Fish Creek – The Corporation expects to advance the exploration of the Lac Panache Project by undertaking a geophysical program and to advance the Fish Creek Project by conducting geological mapping and reconnaissance-scale sampling.  These activities are expected to commence in late May or early June.

Musongati - At its Musongati Nickel project in Burundi the Corporation is still waiting for the government to extend the Mining Convention.  Should the Mining Convention be extended the Corporation expects to recommence work on a feasibility study for the extraction of nickel and cobalt.

New Projects

The Corporation continues to seek additional projects through which shareholder value may be enhanced and has focused on precious metals and base metals as targets.  Projects investigated this quarter were several copper-cobalt concessions in Katanga Province, Democratic Republic of Congo and a gold opportunity in China.

In the event that activities on the projects are greatly increased or if substantial new opportunities are pursued, the Corporation will require additional funds from the sale of equity or the sale of some or all of its projects.

Argosy Minerals Inc.
Management Discussion and Analysis	For the quarter ended March 31, 2006

Forward Looking Statements

This MD&A contains forward looking statements and information.  Such forward looking statements are based on the Corporation’s plans and expectations and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any performance or achievement expressed or implied by such forward looking statement.  See Risk Factors below.

Risk Factors

The exploration and development of mineral deposits involves significant financial risks.  The success of the Corporation will be influenced by a number of factors including financing, exploration and extraction risks, political uncertainty and regulatory issues, environmental and other regulations.

In addition, the Corporation will periodically have to raise additional funds to continue operations from the sale of equity or the sale of some or all of its projects and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.

Additional risk factors relating to the Corporation’s activities are discussed in detail in its Annual Information and 20F filings.  These filings may be reviewed at www.sedar.com.

Overall Performance

March 31, 2006 and March 31, 2005

The Corporation incurred a loss of $268,936 for the quarter ended March 31, 2006 compared to a loss of $315,647 for the quarter ended March 31, 2005.  The decreased loss of $46,711 is mostly attributable to the decreased accounting and audit costs of $14,028, decreased insurance costs of $11,162, decreased legal costs of $24,647 and decreased salaries and benefits of $58,185 offset by increases in management and consulting fees of $79,100.  The decrease in expenditures is mainly due to the restructuring undertaken during 2005 which resulted in the Corporation amalgamating with various subsidiaries and the deregistration of others, leading to lower administration expenditures.  The increase in management and consulting fees is due to higher costs associated with a refocusing of the Corporation following the reorganization noted above.

Interest revenue of $25,606 for the quarter ended March 31, 2006, is similar to interest revenue for the quarter ended March 31, 2005 due to higher interest rates even though cash balances have declined.

During the quarter ended March 31, 2006 cash required for operating activities amounted to $325,397 compared to $110,965 for the quarter ended March 31, 2005.  The increase in cash required for operations resulted mainly from changes to non cash working capital items.

Results of Operations

First Quarter 2006 to Fourth Quarter 2005

The Corporation incurred a loss of $268,936 for the quarter ended March 31, 2006 compared to a loss of $268,602 for the quarter ended December 31, 2005.  The loss for the two quarters is similar, although the main difference in expenditures was increased management and consulting fees of approximately $109,000 due to changes in management compensation as the Corporation increased its activity level on new projects under review, offset by decreases in travel and accounting and audit costs of approximately $60,000 and $35,000 respectively as less travel was required in the quarter and costs associated with the year end audit were reflected in the fourth quarter of 2005.

Argosy Minerals Inc.
Management Discussion and Analysis	For the quarter ended March 31, 2006

Summary of Quarterly Results

Year	2006		2005				2004
3 months ended	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June
				Canadian $ (000’s)
Interest income	27	2	23	23	26	25	21	79
Foreign exchange gain/(loss)	(1)	3	(7)	4	(1)	70	(86)	(438)
Total income	26	27	16	27	25	95	(65)	(359)
Administration expenditures	(273)	(260)	(186)	(293)	(313)	(404)	(822)	(404)
Project assessment, net of recoveries	(22)	(34)	(84)	(95)	(28)	11	(119)	(237)

Loss	(269)	(267)	(254)	(361)	(316)	(298)	(1,006)	(1,000)
Basic and diluted loss per	(.003)	(.003)	(.003)	(.005)	(.003)	(.003)	(.010)	(.010)
common share in dollars/share
Weighted Average Number of	<----------------------------- 95,969 ----------------------------->
Common Shares (000’s)

Quarterly Results

First Quarter 2006 to Fourth Quarter 2005

The quarters ended March 31, 2006 and December 31, 2005 reflect similar results for income, loss for the quarter and for administrative expenditures, however the significant changes in underlying administration expenditures are discussed in the results from operations.

Other Quarterly Results

The fluctuation in income over the three quarters ended December 31, 2004 is mainly due to foreign exchange gains and losses due to the changing rate of exchange between the Australian and Canadian dollar and the Corporation holding a substantial portion of its cash balances in Australian dollars until late December 2004 when it converted its cash holdings to Canadian dollars.  The majority of the Corporation’s cash balances are now held in Canadian dollars which has led to the minimal exchange gain/loss recognized in the quarters ended March 31, 2005, June 30, 2005, September 30, 2005, December 31, 2005 and March 31, 2006.

Project assessment expenditures reflect activities on the Corporation’s projects with 2005 and 2006 expenditures lower than those in 2004 due to limited exploration activities on the Lac Panache Project in Canada, acquired in April 2005, while expenditures declined over each quarter up to December 31, 2004 reflecting a recovery of expenditure in the quarter ended December 31, 2004 due to the Corporation completing its exploration program at the Albetros Project during the 2nd quarter of 2004 and no substantial new exploration program being commenced thereafter.  The recovery in the December 2004 quarter reflects the lower level of assessment expenditures together with the reduction on the settlement of final amounts payable for activities conducted in prior periods.  Project assessment expenditures include the evaluation of new projects in Africa, China and Canada.

Argosy Minerals Inc.
Management Discussion and Analysis	For the quarter ended March 31, 2006

The loss in the quarter ended September 30, 2004 includes arbitration expenditures of $557,860, a significant increase compared to previous quarters.  The arbitration was settled in December 2004 and no further expenditures associated with the arbitration have been incurred since December 2004.

During the quarter ended June 30, 2004 the loss increased significantly, mainly due to the foreign exchange loss of $437,461 incurred due to the declining value of the Australian dollar.

Liquidity and Capital Resources

The Corporation's cash deposits at March 31, 2006 totaled $3,300,378 compared to $3,626,115 at December 31, 2005.  The Corporation continues to utilize its cash resources to fund project assessment activities and administrative requirements.  Aside from such cash the Corporation has no material unused sources of liquid assets.  As the Corporation does not have a source of income, cash balances will continue to decline as the Corporation utilizes these funds to conduct its operations.

The Corporation does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

In 2001, the Corporation received approximately $11,300,000 for re-imbursement of a portion of expenditure incurred on the New Caledonia Nickel Project.  The Corporation has utilized those funds to conduct its operations from 2001 to date.  With cash balances of approximately $3 million and current planned expenditures of approximately $1.5 million, the Corporation has sufficient cash resources for planned activities during 2006.  Should the Corporation acquire new projects, increase its expenditure on existing projects or exercise its options to acquire projects currently under option it will be required to raise additional financing.

Commitments and Property Option Payments

	2006	2007	2008	2009	Total [1]

Property Payments – Fish Creek	$ 20,000	$ 25,000	$ 35,000	$ 20,000	$ 100,000 111
Property Expenditure Commitments – Fish Creek	7,200	7,200	7,200	-	21,600
Property Payments – Lac Panache	80,000	120,000	60,000	-	260,000
Property Expenditure Commitments – Lac Panache	130,000	260,000	-	-	390,000
	$ 237,200	$ 412,200	$ 102,200	$ 20,000	$ 771,600

1.

The Corporation may withdraw from these agreements at any time.

Related Party Transactions

During the quarter ended March 31, 2006, $152,182 was paid or accrued to five directors of the Corporation, or to companies controlled by them, for director’s fees, management consulting services and project management and assessment services.

In addition $22,122 was paid or accrued to two companies, $7,180 to an Australian company and $14,942 to a Canadian company, each controlled by a director of the Corporation for the provision of office facilities and personnel in Australia and Canada respectively.  These services are reimbursed at cost, which approximate fair value.

Argosy Minerals Inc.
Management Discussion and Analysis	For the quarter ended March 31, 2006

At March 31, 2006, management and consulting fees and directors’ fees payable amounted to $86,880.  These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Fees paid to each non-executive director do not exceed $25,000 per annum.

Proposed Transactions

The Corporation is currently evaluating new opportunities.  Should it enter into agreements over any of these opportunities it may be required to make cash payments and complete work expenditure commitments.

Critical Accounting Estimates

The detailed accounting policies are discussed in the Corporation’s annual financial statements, however, the following accounting policies require the application of management’s judgment:

Mineral property valuations – Management uses its best estimate for recording any mineral property value based on the results of any exploration conducted, prevailing market conditions, similar transactions and factors such as stability of the country in which the asset may be located.

Contingent Liabilities – Management evaluates any claims against the Corporation and provides for those claims, where necessary, based on information available to it, including in some instances, legal advice.

Changes in Accounting Policies

There have been no changes in accounting policies during the quarter ended March 31, 2006.

Financial Instruments and Other Instruments

The Corporation holds certain cash balances in Australian dollars, which are subject to exchange rate fluctuations and could give rise to exchange losses.

Other

Capitalization

The Corporation had 95,969,105 shares outstanding at May 10, 2006.  In addition, the Corporation has 2,125,000 options outstanding and exercisable at A $0.35 per share.  These options expire on May 26, 2006.

Management’s Responsibility and Oversight

The disclosures and information contained in this MD&A have been prepared by the management of the Corporation.  Management has implemented and maintained a system of controls and procedures to ensure the timeliness and accuracy of information disclosed in the MD&A.

Argosy Minerals Inc.
Management Discussion and Analysis	For the quarter ended March 31, 2006

The Corporation’s audit committee and Board of Directors review the disclosures made in the MD&A to ensure the integrity thereof.

List of Directors and Officers at Signature and Filing Date

Peter H. Lloyd	President and Director
Cecil R. Bond	Corporate Secretary and Director
*John Maloney	Non-executive Director
*Malcolm Smartt	Non-executive Director

    *Denotes member of audit committee.

Mr. Marcus Foster, Director and CFO of the Corporation resigned on January 27, 2006.  Mr. Malcolm Smartt was appointed as a Director and member of the Audit Committee on March 7, 2006.

Additional information regarding the Corporation is available from its materials filed on Sedar at www.sedar.com.

Form 52-109F2 Certification of Interim Filings

I, Peter H. Lloyd, CEO and Director of Argosy Minerals Inc. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Argosy Minerals Inc., (the issuer) for the interim period ending March 31, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:  May 15, 2006.

__________________________

Peter H. Lloyd

CEO and Director

Form 52-109F2 Certification of Interim Filings

I, Cecil Bond, Director and Acting Chief Financial Officer of Argosy Minerals Inc. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Argosy Minerals Inc., (the issuer) for the interim period ending March 31, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:  May 15, 2006.

__________________________

Cecil R. Bond

Director and Acting CFO